
07007148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 20930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 06/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

_TRIAD SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, 11th Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
SEP 04 2007
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Kamini Bishoo (212) 349-1006
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Securities Corp, as of **June 30, 2007** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PRESIDENT

Title

August 24th 2007

Notary Public

CYNTHIA DEMARCO
Notary Public, State of New York
No. 01DE5057091
Qualified in New York County
Commission Expires March 18, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Triad Securities Corp.

Financial Report

June 30, 2007

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Triad Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Triad Securities Corp. as of June 30, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triad Securities Corp. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
August 23, 2007

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

Triad Securities Corp.

Statement of Financial Condition
June 30, 2007

ASSETS

Cash	$ 144,065
Deposits with clearing brokers	400,000
Commissions receivable from clearing brokers	858,575
Equipment - at cost, less accumulated depreciation of $ 314,646	19,205
Other assets	109,724
Total assets	$ 1,531,569

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 495,997
Deferred grant revenue	120,000
Total liabilities	615,997
Stockholders' Equity:	
Common stock - no par value, authorized, issued and outstanding - 200 shares	24,950
Additional paid-in capital	208,088
Retained earnings	682,534
Total stockholders' equity	915,572
Total liabilities and stockholders' equity	$ 1,531,569

See notes to financial statements.

Triad Securities Corp.

Statement of Operations
Year Ended June 30, 2007

Revenues:	
Commissions	$ 10,081,018
Interest and dividends	1,411,682
Other	511,890
Total revenues	12,004,590
Expenses:	
Transaction, exchange and clearing costs	3,739,479
Compensation and related expenses	6,399,279
Communication and information services	680,736
General and administrative expenses	697,153
Support expenses paid to related party	53,372
Travel and entertainment	299,479
Interest expense	27,479
Other expenses	46,217
Total expenses	11,943,194
Income before provision for taxes	61,396
Provision for Income Taxes:	
Current - local	54,113
Net income	$ 7,283

See notes to financial statements.

Triad Securities Corp.

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, beginning	200	$ 24,950	$ 208,088	$ 1,068,707	$ 1,301,745
Net income	-	-	-	7,283	7,283
Dividends paid	-	-	-	(393,456)	(393,456)
Balance, ending	200	$ 24,950	$ 208,088	$ 682,534	$ 915,572

See notes to financial statements.

Triad Securities Corp.

Statement of Cash Flows
Year Ended June 30, 2007

Cash Flows From Operating Activities:	
Net income	$ 7,283
Adjustments to reconcile net income to net cash (used in) operating activities:	
Depreciation	9,175
Changes in assets and liabilities:	
Commissions receivable from clearing brokers	(60,834)
Other assets	(26,931)
Accounts payable and accrued expenses	(49,121)
Net cash (used in) operating activities	(120,428)
Cash Flows (Used In) Investing Activities:	
Purchase of Fixed Assets	(10,490)
Cash Flows (Used In) Financing Activities:	
Dividends paid	(393,456)
Net decrease in cash	(524,374)
Cash:	
Beginning	668,439
Ending	$ 144,065
Supplemental Disclosures of Cash Flows Information:	
Interest paid	$ 27,479
Income taxes paid	$ 54,536

See notes to financial statements.

Triad Securities Corp.

Notes to Financial Statements

Note 1. Organization

Triad Securities Corp. was incorporated in New York on July 8, 1976. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is located in New York City. The Company acts primarily as an introducing broker forwarding transactions to another FINRA member on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition: The Company receives commission income in accordance with the terms of its agreements with clearing broker/dealers. Commission income and related expenses are recognized on a trade date basis.

Equipment: Equipment is depreciated using the declining balance method over their estimate useful lives ranging from five to seven years.

Income Taxes: The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and New York State law. Accordingly, the Company is not subject to Federal and State income taxes. The Company is subject to New York City income taxes.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Note 3. Lease Commitments

The Company is obligated under noncancelable operating leases for its principal premises through the fiscal year 2009. Minimum annual rentals under the noncancelable lease are as follows:

Year Ending June 30,	
2008	$ 283,770
2009	23,696
	$ 307,466

A deferred rent credit $4,649 is included in accounts payable and accrued expenses in the accompanying balance sheet and results from rent reductions provided for at the inception of the lease. Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the fiscal year ended June 30, 2007 was $312,440.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of June 30, 2007, the Company had net capital of approximately $782,000, which was $732,000 in excess of its required net capital. The Company's net capital ratio was 0.79 to 1.

Note 5. Retirement Plans

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions. There was no contribution made for the year ended June 30, 2007.

Note 6. Concentration of Risk

The Company maintains cash balances with a financial institution which, at times, may exceed the FDIC insurable limit.

Note 7. Related Party Transactions

The Company is affiliated with Triad Securities Limited (TSL) through common ownership. The Company incurred related support expenses to TSL in the amount of $53,372 for the year ended June 30, 2007. Additionally, the Company collected approximately $143,000 from TSL's customers for research data of which approximately $44,000 was due as of June 30, 2007.

Note 8. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 9. September 11, 2001 Tragedy

The Company's principal office is located near the scene of the terrorist attacks of September 11, 2001. The Company received grants in 2002, 2003 and 2004 from the World Trade Center Grant Program, administered by the Empire State Development Authority, totaling $420,000. The grants require the Company to continue their operations in New York City through various dates or the grants must be repaid. Grants which require the Company to continue their operation in New York City beyond June 30, 2007, have been deferred and are included with liabilities in the accompanying statement of financial condition.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report On Supplementary Information
Required By Rule 17a-5 Of The Securities And Exchange Commission

To the Board of Directors
Triad Securities Corp.
New York, New York

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
August 23, 2007

Triad Securities Corp.

Computation of Net Capital and Aggregate Indebtedness
Under SEC Rule 15c3-1

June 30, 2007

	Unaudited Amount Per Focus Report	Amount Pursuant to Annual Audited Report	Difference Increase (Decrease)	See Note
Computation of Net Capital:				
Total stockholders' equity per statement of financial condition	$ 1,014,604	$ 915,572	$ (99,032)	(a)
Less:				
Nonallowable Assets:				
Cash	(500)	(500)	-	
Equipment	(19,205)	(19,205)	-	
Other assets	(109,724)	(109,724)	-	
Fidelity bond excess deductible		(4,000)	(4,000)	(b)
Net capital	885,175	782,143	(103,032)	
Minimum Net Capital Required (greater of $50,000, or 6-2/3% of aggregate indebtedness, as defined)	50,000	50,000	-	
Excess net capital	$ 885,175	$ 782,143	$ (103,032)	
Computation of Aggregate Indebtness:				
Accounts payable and accrued expenses	$ 485,797	$ 495,997	$ 10,200	(c)
Deferred grant revenue	120,000	120,000	-	
Total aggregate indebtedness	$ 605,797	$ 615,997	$ 10,200	
Ratio of Aggregate Indebtedness to Net Capital	**0.68 to 1**	**0.79 to 1**		

Note: The differences noted above pertains to following:

(a) Audit adjustments relating to commission and other income

(b) Adjustments relating to excess deductible for fidelity bond coverage

(c) Audit adjustments relating to accrual of rent expense

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors
Triad Securities Corp.
New York, New York

In planning and performing our audit of the financial statements of Triad Securities Corp. (the "Company") as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
August 23, 2007

END